CONSULTING AND NONCOMPETITION AGREEMENT


               THIS CONSULTING AND NONCOMPETITION AGREEMENT (this
          "Agreement") is entered into as of July 2, 1997, between Analytical Surveys, Inc., a Colorado corporation ("ASI"), and Sol
          C. Miller (the "Consultant").

                                      Recitals

               Pursuant to the Purchase Agreement (the "Purchase
          Agreement") dated as of July 2, 1997 among ASI and the Consultant, ASI has agreed to purchase all of the stock of MSE Corporation (the "Company").

               The execution and delivery of this Agreement is a condition precedent to the obligations of the parties to the Purchase Agreement to consummate the transactions contemplated by the Purchase Agreement.

                                      Agreement

               The parties agree as follows:

                                   I.  DEFINITIONS

               In addition to the terms defined elsewhere in this Agreement, the following terms will have the meanings set forth below:

               I.1. "Affiliate" means, with respect to any Person, (i) any Person in which such Person directly or indirectly holds an equity or profits interest, (ii) any Person controlling, controlled by or under common control with such Person, (iii) any director, executive officer, partner or trustee of such Person,
          (iv) any member of the immediate family of such Person, (v) any trust in which a substantial portion of the beneficial interest is held by one or a combination of the foregoing Persons or (vi) any Person to whom such Person provides or has provided financial assistance. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise.

               I.2. "Business" means (i) the businesses conducted or planned to be conducted by the Company as of the day prior to the date of this Agreement or by ASI at any time during the Consultant's consulting arrangement with ASI, (ii) any business conducted by the Company at any time within the one-year period prior to the day prior to the date of this Agreement and (iii) any business reasonably related or incident to, or constituting a reasonable extension of, such businesses, whether or not (a) the Company has been engaged in such business prior to, or is engaged





          in such business as of, the day prior to the date of this Agreement or (b) ASI has been engaged in such business prior to, or is engaged in such business as of, the date on which the Consultant's consulting arrangement with ASI terminates.

               I.3. "Competing Business" means any Person, other than ASI, engaged in any substantial respect in the Business or in the Industry.

               I.4. "Industry" means the business of providing data conversion services and products for municipal utility, government and commercial customers, and converting paper based maps, aerial photography and other information formats into digital form using technologies such as photogrammetry and digital orthophotography [Discuss engineering business and ids].

               I.5. "Person" means any natural person, corporation, trust, partnership, limited liability company, joint venture, unincorporated organization, government or governmental agency, or other entity.

               I.6. "Termination Date" means the date on which the Consultant's consulting arrangement with ASI terminates.

               I.7.   "Territory" means the world.


                        II.  CONSULTING TERMS AND CONDITIONS

               II.1. Consulting. ASI agrees to utilize the consulting services of the Consultant, and the Consultant agrees to provide consulting services to ASI, in the capacities, and subject to the terms and conditions, set forth in this Agreement. Consultant agrees to provide consulting services exclusively to ASI during the term of this Agreement, but nothing in this Agreement will prevent Consultant from engaging, directly or indirectly, in the real estate development business as long as such activities do not unreasonably interfere with the Consultant's duties under this Agreement.

               II.2. Compensation. For the Consultant's performance of the services described in this Agreement, the Consultant will be compensated by ASI, as follows:

                      (i)  the Consultant will receive an annual
          consulting fee of $150,000, payable monthly on or about the 15th day of each month;

                      (ii) the Consultant will be provided with medical benefits substantially similar to the Consultant's medical benefits provided by the Company on the day prior to the date of





          this Agreement, including continuing coverage under the policy with Time Insurance Policy, Policy No. 04197219, or substantially similar benefits; and

                      (iii) ASI will pay the premiums due during the term of this Agreement for life insurance policy #__________ with ____________________ as the insurer.

               II.3. Expense Reimbursement. Upon submission to ASI of documentation reasonably satisfactory to it, ASI will reimburse the Consultant for all reasonable transportation, hotel, meal and other travel expenses reasonably incurred by the Consultant on business travel away from the Consultant's usual location and for other reasonable business expenses reasonably incurred by the Consultant during the term of the Consultant's consulting arrangement with ASI, all in accordance with any policies of ASI established from time to time, and subject to termination or modification by ASI's Board of Directors, in its sole and exclusive discretion, but the Consultant will be excused from performance under this Agreement to the extent that ASI decides not to reimburse the Consultant for reasonable expenses incurred in connection with the Consultant's performance of any task, project or activity under this Agreement.

               II.4. Services. The Consultant will act as a consultant to ASI and its subsidiaries, including the Company, and will be actively engaged in efforts intended to result in the completion of any third party contracts, under which ASI and its subsidiaries, including the Company, are providing services to such third party, existing and in progress as of the date of this Agreement, and the acquisition of new contracts for ASI's and its subsidiaries', including the Company's, services. The Consultant will report to and be subject to the direction of the Chief Executive Officer of ASI. The Consultant will devote the Consultant's best efforts and skills to the business of ASI. The parties do not intend for the Consultant to be required to provide services on a full-time basis, or to be required to consult on a regular and extensive basis concerning any major projects of ASI, but intend that the Consultant make himself reasonably available to ASI to provide services, with the limitation that the Consultant will not be expected to provide services for more than 40 hours per month, on the average, in the absence of extraordinary circumstances.

               II.5.  Term and Termination of Consulting Arrangement.

                      (a) The Consultant's consulting arrangement under this Agreement will begin on the date of this Agreement and continue until July 2, 1998.





                      (b) ASI may terminate this Agreement prior to July 2, 1998 with Cause, and this Agreement will terminate immediately if the Consultant dies; in either event, the Consultant will not be entitled to any compensation or other amounts or benefits under this Agreement (other than compensation accrued but unpaid in respect of the period prior to the termination date) or otherwise, and ASI will have no other liability or obligation to the Consultant or his estate. For purposes of this Agreement, "Cause" for termination by ASI exists if Consultant has committed a felony; has committed a theft or other act of dishonesty affecting ASI or any of its subsidiaries; has engaged in threatening, harassing, abusive or otherwise unlawful behavior toward an employee or customer of ASI, or any agent of employee or customer; has engaged in other illegal or unlawful conduct; was grossly negligent in the exercise of the Consultant's authority or the performance of the Consultant's duties; has otherwise materially breached this Agreement and has failed to cure such breach within 30 days after receipt of notice of such breach.

                      (c) The Consultant may terminate this Agreement prior to July 2, 1998 with Cause, in which event the Consultant will not be obligated to perform any additional services under this Agreement. For purposes of this Agreement, "Cause" for termination by the Consultant exists if (I) ASI has materially breached this Agreement and has failed to cure such breach within 30 days after receipt of notice of such breach or (ii) ASI ceases to own or control, directly or indirectly, substantially all of the assets of the Company (but any event described in (ii) will not be considered a breach of this Agreement by ASI and will not entitle the Consultant to any damages).


                        III.  CONFIDENTIALITY; NONCOMPETITION

               III.1. Confidentiality.

               The Consultant agrees that the Consultant and his Affiliates will not, at any time during the term of this Agreement and for three years thereafter: (a) disclose any trade secret or confidential information of ASI or any of its Affiliates (the "Confidential Information"), to any person other than an employee of ASI or any of its Affiliates, or (b) use or permit the use of any of the Confidential Information in any way to compete (directly or indirectly) with ASI or its Affiliates or in any manner adverse to ASI or its Affiliates; provided, however, that the Confidential Information referenced in the foregoing provision will not include any information or knowledge which: (a) is already generally publicly known or which subsequently becomes generally publicly known other than as a direct or indirect result of a breach of this Agreement or (b) is





          lawfully required to be disclosed by a governmental agency or applicable law. In the case of any disclosure under (b), the Consultant will provide notice to ASI prior to any such disclosure in order to provide an opportunity to ASI to contest such disclosure and, in any event, will redact the disclosed information to the maximum extent permitted. The Confidential Information relates to the conduct of ASI's business, is of independent economic value to ASI because it is not generally publicly known and is the subject of efforts by ASI to maintain its secrecy. ASI acknowledges that the right to maintain the secrecy of the Confidential Information constitutes a proprietary right which is a trade secret and which ASI is entitled to protect.

               III.2. Employee Agreement Not to Compete.

               The Consultant agrees that during the period commencing on the date of this Agreement and ending three years after the later of (a) the date that the Consultant ceases to be a member of the Board of Directors of ASI, or (b) the date on which the Consultant ceases to have a written consulting arrangement with ASI (the "Noncompetition Period"), the Consultant will not, and will cause each of his Affiliates not to, directly or indirectly, take any of the following actions:

                      (a) serve as an officer, director, partner, joint venturer or coventurer, agent or employee of, or a consultant to, a Competing Business;

                      (b) own or acquire an ownership interest in or a right to acquire an ownership interest in a Competing Business, except that the Consultant may own up to 5% of the outstanding shares of any class of capital stock of any entity whose capital stock is registered under Section 15 of the Securities Exchange Act of 1934; or

                      (c) solicit for employment any employee or officer of ASI or any subsidiary of ASI (except for solicitation occurring after an employee's employment by ASI or a subsidiary of ASI has terminated).

               III.3. Acknowledgment.

               The Consultant acknowledges and recognizes that:

                      (a) this Agreement is necessary for the protection of the legitimate business interests of ASI;

                      (b) the restrictions set forth in this Agreement, including their duration, their geographic scope and the types of activities covered, are reasonable; and






                      (c) the Consultant has no intention of competing with ASI within the Territory during the Non-Competition Period.


                                 IV.  MISCELLANEOUS

               IV.1. Specific Performance. ASI and the Consultant acknowledge and agree that any breach of the Consultant's covenants set forth in Sections II or III of this Agreement will result in irreparable damage to ASI for which there will be no adequate remedy at law. Therefore, ASI and the Consultant agree that ASI may in its sole discretion seek temporary and permanent court orders enjoining any breach of such covenants, without prejudice to any other right or remedy to which ASI may be entitled at law, in equity or under this Agreement.

               IV.2. Mediation. Except as set forth in Section 4.1, if a dispute arises in connection with the Consultant's performance of consulting services or under this Agreement (including, without limitation, those involving claims for specific performance or other equitable relief), notice must be given pursuant to Section
          4.14. After such notice has been given by one party to another, the parties will in good faith attempt to negotiate or mediate a resolution of the dispute with the aid of a mediator who has been mutually agreed upon by the parties.

               IV.3.  Arbitration. If such efforts provided for in Section
          4.2 do not within 30 days resolve the dispute, upon demand of any party, whether made before or after the institution of any judicial proceeding, the dispute will be resolved by binding arbitration under the Commercial Arbitration Rules of the American Arbitration Association. Institution of a judicial proceeding by a party does not waive the right of that party to demand arbitration under this Agreement, provided that arbitration is commenced within 70 days after such judicial proceedings are commenced. Disputes may include, without limitation, tort claims, counterclaims, claims brought as class actions, claims arising from documents executed in the future, or claims arising out of or connected with this Agreement. The American Arbitration Association will choose one arbitrator to hear the parties and settle any dispute. All arbitration hearings will be conducted in Kansas City, Missouri. All applicable statutes of limitation will apply to any dispute. The arbitrator will have no power to award punitive or exemplary damages, to ignore or vary the terms of this Agreement, and will be bound to apply controlling law. The Consultant and ASI each will pay for one-half of the arbitrator's fees and expenses and each such party will bear its own costs and expenses incurred in connection with the arbitration, except that the arbitrator will award either party reimbursement of its share of the costs and





          expenses of arbitration and such party's costs and expenses (including attorneys' fees and expenses) if the other party commences or conducts the arbitration in bad faith. The party who prevails on entry of the award of judgment will be entitled to his or its costs and expenses, including reasonable attorney's fees incurred in connection with the arbitration. A judgment upon the award may be entered in any court having jurisdiction. Notwithstanding anything to the contrary contained in this Section, the parties preserve, without diminution, certain remedies that any of them may employ or exercise freely, either alone, in conjunction with, or during a dispute. The parties to this Agreement have the right to proceed in any court of proper jurisdiction or by self-help to exercise or prosecute provisional and ancillary remedies, including injunctive relief, pending resolution of any dispute by arbitration. Preservation of these remedies does not limit the power of an arbitrator to grant similar remedies that may be requested by a party in a dispute.

               IV.4. Attorneys' Fees and Costs. The prevailing party or parties in any arbitration or in any other action to enforce this Agreement will be entitled to all reasonable costs and expenses, including attorneys' fees and fees and expenses of the arbitrators, incurred in connection with such action.

               IV.5. Binding Contract. The mutual reliance by ASI and the Consultant upon the existence of this Agreement as a condition precedent to their obligations to consummate the transactions contemplated by the Purchase Agreement will constitute sufficient consideration for the validity and enforceability of each of its provisions.

               IV.6. Severability. ASI and the Consultant agree that the terms of this Agreement, and in particular the restrictions on the Consultant set forth in Sections II and III, are reasonable and fair in light of the transactions contemplated by this Agreement and by the Purchase Agreement. Whenever possible each provision of this Agreement will be interpreted so as to be fully effective and valid under applicable law. If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect as written, such provision will be automatically modified only to the minimum extent necessary to make it enforceable and the provision as so modified will be enforced, without invalidating any other provision of this Agreement. If any provision contained in this Agreement is determined to be void or unenforceable against the Consultant in whole or in part, it will not be deemed to affect or impair the validity of any other provision of this Agreement or the validity of such provision with respect to any other party. This
          Agreement constitutes a fully negotiated agreement between the parties, each with the aid and assistance of legal counsel. The language used in this Agreement will be deemed to be the language





          chosen by the parties to express their mutual intent and will be construed and interpreted as though drafted by all the parties to this Agreement.

               IV.7. Extension of Periods. The periods of time set forth in Section III of this Agreement will be extended by any period of time during which the Consultant or any of the Consultant's Affiliates is in breach of any term of this Agreement.

               IV.8. Waiver. Any failure by ASI to insist upon strict compliance with any term, covenant or condition of this Agreement will not be deemed to be a waiver of such term, covenant or condition, nor will the relinquishment of any right or power under this Agreement by ASI at any one or more times be deemed a waiver or relinquishment of such right or power by ASI at any other time or times.

               IV.9. Assignment. This Agreement will inure to the benefit of and be enforceable by the parties and their successors and assigns, but will not be assignable or delegable in whole or in part by the Consultant.

               IV.10. Headings. The headings contained in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

               IV.11. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original but all of which together will constitute but one agreement.

               IV.12. Complete Agreement. This Agreement embodies the complete agreement and understanding between the parties and supersedes and preempts any prior understandings, agreements or representations by the parties, written or oral, which may relate to the subject matter of this Agreement.

               IV.13. Choice of Law. The construction, validity and interpretation of this Agreement will be governed by the internal law of the State of Colorado without reference to any conflict of law principles.

               IV.14. Notices. All notices, requests, demands, claims, and other communications under this Agreement will be in writing. Any notice, request, demand, claim, or other communication under this Agreement will be deemed duly given only if it is sent by registered or certified mail, return receipt requested, postage prepaid, or by courier, telecopy or facsimile, and addressed to the intended recipient as set forth below:





          If to the
          Shareholder:                  Copy to:

          Mr. Sol C. Miller                  Locke, Reynolds, Boyd &
          c/o Mr. Charles E. Thomas               Weisell & Co. LLC
          Geo. S. Olive & Co. LLC            1000 Capital Center South
          700 Capital Center South           201 North Illinois Street
          201 North Illinois Street          Indianapolis, IN 46204
          Indianapolis, IN 46204             Attn: Michael J. Schneider,
                                                  Esq.


          Telecopy: (317) 383-4200           Telecopy: (317) 237-3900


          If to the Buyer:                        Copy to:

          Analytical Surveys, Inc.                Sherman & Howard L.L.C.
          1935 Jamboree Drive, Suite 100          633 Seventeenth Street,
          Colorado Springs, Colorado  80920            Suite 3000
          Attn: Sidney V. Corder                  Denver, Colorado  80202
                                                  Attn: James F. Wood, Esq.

          Telecopy:  (719) 598-9626               Telecopy:  (303) 298-0940



          Notices will be deemed given three days after mailing if sent by certified mail, when delivered if sent by courier, and one business day after receipt of confirmation by person or machine if sent by telecopy or facsimile transmission. Any party may change the address to which notices, requests, demands, claims and other communications under this Agreement are to be delivered by giving the other parties notice in the manner set forth in this Agreement.


          The parties to this Agreement have executed this Agreement as of the date first above written.




          ANALYTICAL SURVEYS, INC.



          By:   /s/ S. V. Corder
          Name:    Sidney V. Corder
          Title:Chairman and Chief Executive Officer







          SOL C. MILLER


          /s/ Sol C. Miller